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                                ISE Labs, Inc.
                             2095 Ringwood Avenue
                              San Jose, CA 95131

                               December 10, 1998


VIA EDGARLINK TRANSMISSION
--------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

ATTN:  Peggy A. Fisher
Assistant Director

     RE:  ISE LABS, INC. - REGISTRATION STATEMENT ON FORM S-1
          (REGISTRATION NO. 333-49685)

Ladies and Gentlemen:

          On behalf of ISE Labs, Inc. (the "Company"), I hereby request the above-referenced Registration Statement, originally filed with the Commission on April 8, 1998 and amended on May 21, 1998, June 3, 1998, June 11, 1998 and June 12, 1998, be withdrawn. The Company is requesting withdrawal of the Registration Statement due to financial market conditions. The Company has not sold nor made any offers to sell any of the shares covered by such Registration Statement.

          Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

          If you have any questions regarding this application, please do not hesitate to contact the undersigned at (650) 496-2887 or, in his absence, Michael C. Doran at (650) 812-2443.

                                     Very truly yours,


                                     /s/ Warren T. Lazarow
                                     ----------------------------------
                                     Warren T. Lazarow
                                     Secretary
                                     ISE Labs, Inc.



cc:   Pamela Long, Esq.
      Christopher J. Gregoire

      Saeed A. Malik.
      Jeffrey D. Saper, Esq.
      Mike Ackrell
      Charles Nelson